First Corporation

254 – 16 Midlake Boulevard

Calgary, AB T2X 2X7

March 30, 2007

United States Securities

And Exchange Commission

Attention:

Susann Reilly

Raj Ragan

John Reynolds

RE: First Corporation

Form SB-2, Amendment 11

Filed April 2, 2007

File No.: 333-122094

Dear Ms. Reilly, Mr. Ragan and Mr. Reynolds:

Please find below are the responses to your comments on March 23, 2007.

1.

Please explain the statement that "as of December 31, 2007 we have expended no funds on exploration."

The date quoted in this statement “December 31, 2007” was a typographical error and has been corrected.

2.

Also, explain the statement on page 5 that you plan to expend at least $50,000 on your claims in 2006 and early 2007 in light of the disclosure that appears to indicate you have not expended any funds on exploration.

The reference to 2006 has been deleted.

Risk Factors,  page 10

3.

Please update the first risk factor to reflect recent financial information.

Financial information has been updated.  Page 7.

Use of Proceeds, page l2

Table 1- 100% of offering sold

Security _Ownership of Certain Beneficial Owners and Management, page 27

4.

W reissue comment four from our letter dated February 16, 2007, Disclose the exemption relied upon in the resale of these securities from Mr. Forst to Mr. Larsen and the facts supporting reliance upon the exemption. Explain how the resales complied with Rule 144 or Why Rule 144 did not apply to these transactions. Consider whether the section 4(1 1/2) exemption was available. The references to Section 4(2) are not available since the exemption relates solely to offerings by the company.

We have noted this comment and have made the suggested change. Page 28.

Description of Business, page 32

5.

In the second paragraph of this section, disclose, for each of Mr. Larson and Ms. Cousineau, whether there is a written agreement to advance the sum of $20,000 on May 1, 2007. File as exhibits any written agreements in this regard. Disclose the material terms of the agreement and clarify whether they are legally obligated to provide such funding. We may have further comment.

Mr. Larsen and Ms. Cousineau have committed in writing to posting the $20,000 on or before May 1, 2007.  Please see Exhibit 99.1 and page 32.

6.

In the second paragraph of this section, name the geological consultants who have informed yon that they will commence work on or before May 15, 2007. File as exhibits any written agreements in this regard.

This comment has been complied with. An email communication from Coast Mountain Geological has been received and included in this registration statement as Exhibit 99.2.  Appropriate changes have been made in the text of the registration statement.  Please see page 32

7.

In the second paragraph of this section, disclose whether there are written agreements regarding an advance of $12,800 Canadian dollars to the government of Ontario by Mr. Larson and Ms. Cousineau if weather or other factors delay the work, File as exhibits any written agreements in this regard. Also, clarify whether the two will advance the $12,800 to the government if they have already advanced $5,000 for the GPS survey and $17,000 for initial mapping and sampling.

No written commitment by Mr. Larsen and/or Ms. Cousineau has been executed other than the commitment contained in this registration statement.  The point is moot as they have committed to posting the $20,000 for the GPS survey and the initial mapping, grid layout and sampling. Our consultants have informed us that the only weather conditions that would stop our geologist and crew from performing the required work would be a full-blown blizzard and severe sub-zero temperatures, situations that have never occurred in the area of our claims during the month of May.

8. In the second paragraph of this section, explain how you plan to satisfy the minimum exploration requirement between May 15, 2007 and May 21, 2007.

Our commitment from Coast Mountain geophysical is for “on or before May 1, 2007”.  They have assured us that the Magnetometer survey can be completed before May 20, 2007.  They have also informed us that due to the huge demands on geologists, crewmen and analysts at this time of the year, they will have no trouble getting an extension for the report from the appropriate Ontario authorities.

9.

We reissue comment seven from our letter dated February 16, 2007. Clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. Explain the reference to "oil and gas" exploration. Will that be the focus or will you be Open to any business opportunities? You currently only state that it is likely you would seek another mineral exploration property. We may have further comment.

We have expanded this section to outline the policy of management regarding this.  See page 44.

Summary compensation

10.

Explain why your table shows compensation through August 31, 2006 instead of September 30, 2006, the date of the end of the company's last fiscal year.

This was a typographical error.

Part II.  Recent sales of Unregistered Securities, page 67.

11.

Clarify the references to sophistication and analyze the sophistication of the investors, as set forth in Regulation D. We may have further comment.

We have used the term “sophistication” because of the use of this term in your previous comments.  We have expanded this section.  Page 70.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Todd Larsen

________________

Todd Larsen